UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K/A

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   March 1, 2019

INUVO, INC.
(Exact name of registrant as specified in its charter)

Nevada	001-32442	87-0450450
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

500 President Clinton Ave., Ste. 300, Little Rock, AR	72201
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code	501-205-8508

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K/A filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

EXPLANATORY NOTE
Inuvo, Inc. is filing an amendment to its Current Report on Form 8-K filed with the Securities and Exchange Commission on March 5, 2019 (the “Original Form 8-K”), for the purpose of amending and restating Item 1.01 in its entirety to correct an inadvertent clerical error therein.  All other Items in the Original Form 8-K remain the same and no modification is being made to the exhibits attached to the Original Form 8-K.

ITEM 1.01            ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

Summary

On March 1, 2019, Inuvo, Inc., a Nevada corporation (“Inuvo” or the “Company”), entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with three accredited investors (the “Purchasers”) for the purchase and sale of an aggregate of $1,440,000 of principal of Original Issue Discount Unsecured Subordinated Convertible Notes due September 1, 2020 (the “Notes”) to fund working capital and additional expenses resulting from the delay in closing associated with the government shut down. The initial conversion price of the Notes is $1.08 per share. Assuming no adjustment to the conversion price, the Purchasers would receive 1,333,333 unregistered shares of Inuvo’s common stock when converted at $1.08 per share. The Notes were issued in a private placement and the shares of common stock issuable upon conversion are restricted, subject to resale under Rule 144. The issuance of the Notes is more fully described under the heading “Note Issuance” below.

Contemporaneously with the issuance of the Notes, Inuvo, ConversionPoint Technologies Inc., a Delaware corporation (“ConversionPoint”), ConversionPoint Holdings, Inc., a Delaware corporation (“New Parent”), CPT Merger Sub, Inc., a Delaware corporation and CPT Cigar Merger Sub, Inc., a Nevada corporation, entered into Amendment No. 1 to Agreement and Plan of Merger (the “Amendment”) that amended that certain Agreement and Plan of Merger dated November 2, 2018 among such parties (the “Merger Agreement”) to, among other things, (i) extend the outside dates for financing and completion of the mergers contemplated therein (the “Mergers”) due to delays in review of New Parent’s Form S-4 by the U.S. Securities and Exchange Commission (the “SEC”) caused by the thirty-five day government shutdown, (ii) permit the issuances of the Notes and revise the Inuvo Exchange Ratio definition in the Merger Agreement to account for the potential issuance of additional Inuvo common stock pursuant to the Notes, and (iii) permit an increase in Inuvo’s authorized shares. The Amendment is more fully described under the heading “Amendment to Merger Agreement” below.

Assuming the Purchasers elect to convert the Notes in full in connection with the Mergers and they receive 1,333,333 unregistered shares of Inuvo’s common stock when converted at $1.08 per share under the Amendment, Inuvo’s exchange ratio would change from 0.18877 shares of New Parent Common Stock for each share of Inuvo common stock for the stock portion of the Inuvo merger consideration to 0.18193 shares of New Parent common stock. Regardless of whether or not the Notes are converted, on a per share basis, the cash portion of the merger consideration for Inuvo stockholders is unchanged at $0.45 per share of Inuvo common stock upon the closing of the Mergers.

New Parent expects to file an amendment to its registration statement on Form S-4 in early March 2019 to address the SEC’s comments to the Form S-4 and to include audited financial statements for each of Inuvo and ConversionPoint for the year ended December 31, 2018. Following the declaration of effectiveness of the registration statement on Form S-4, ConversionPoint and Inuvo will each mail the joint proxy statement/prospectus included in the registration statement on Form S-4 to their stockholders for consideration and approval at their respective stockholder meetings. Although Inuvo and ConversionPoint have not yet formally determined the dates of their stockholder meetings, the companies currently expect to hold their meetings, and, upon the satisfaction or waiver of the closing conditions, close the Mergers, in Q2 2019.

Amendment to Merger Agreement

The Amendment extends (i) the outside date for New Parent to receive funding in a financing from May 31, 2019 to July 12, 2019, and (ii) the outside termination date for closing of the Mergers from June 30, 2019, to August 5, 2019.  The parties agreed to the extension in recognition of the delays in the SEC’s ability to review and declare effective securities filings because of the government shutdown.  The outside termination date is the date after which either Inuvo or ConversionPoint may terminate the Merger Agreement if the Mergers have not yet been closed and the failure to close is not due to the failure of the terminating party to perform or comply with any of its covenants or agreements to be performed under the Merger Agreement.

Additionally, pursuant to the Amendment, Inuvo is permitted to issue up to 3,272,728 shares of common stock or securities convertible into up to 3,272,728 shares of Inuvo’s common stock after the effective date of the Amendment, including pursuant to the Notes, and waives any breach of Inuvo’s representations, warranties, or covenants that would be caused by Inuvo’s issuance of such equity securities. Under the Amendment, Inuvo’s exchange ratio of 0.18877 shares of New Parent common stock for each share of Inuvo common stock for the stock portion of the Inuvo merger consideration shall adjust downward upon the permitted issuance of additional shares of Inuvo common stock to account for the dilutive effect of such issuance. The adjustment mechanism to Inuvo’s exchange ratio ensures that ConversionPoint stockholders will continue to own approximately 70.76%, and Inuvo stockholders will continue to own approximately 29.24%, of the shares of New Parent common stock issued and outstanding immediately after consummation of the Mergers and prior to the issuance of any New Parent stock, if any, in connection with the financing that is a condition to closing of the Mergers. On a per share basis the cash portion of the merger consideration for Inuvo stockholders is unchanged at $0.45 per share of Inuvo common stock upon the closing of the Mergers.

Additionally, the Amendment permits Inuvo to amend its articles of incorporation to increase the amount of its authorized shares of common stock. In connection with the Amendment and the Note issuance, the board of directors of Inuvo approved an amendment to Inuvo’s articles of incorporation to increase Inuvo’s authorized shares of common stock from 40,000,000 to 60,000,000 and recommended that the Inuvo stockholders approve and adopt such amendment to Inuvo’s articles of incorporation. Approval of the amendment to Inuvo’s articles of incorporation is expected to be included as a separate voting matter for Inuvo stockholders at the special meeting of stockholders to approve the Mergers.

The foregoing descriptions of the terms and conditions of the Amendment is qualified in its entirety to the complete text of the Amendment filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated by reference herein.

Note Issuance

Inuvo entered into the Securities Purchase Agreement with the Purchasers for the purchase and sale of the Notes in a transaction exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”) in reliance on an exemption provided by Rule 506(b) of Regulation D and Section 4(a)(2) of the Securities Act. The proceeds to Inuvo from the offering were $1,200,000. Inuvo did not pay any commissions or finders fees in connection with the sale of the Notes and Inuvo will utilize the proceeds for working capital.

The Notes are subordinated to Inuvo’s obligations to Western Alliance Bank, and were issued pari passu to Inuvo’s obligations to CPT Investments, LLC. At closing, the holders entered into a subordination agreement with Western Alliance Bank and Inuvo. Other than the original issue discount, no additional interest accrues on the Notes, except during the existence of an event of default under the Notes (“Event of Default”), where interest accrues at the lesser of (i) the rate of 15% per annum, or (ii) the maximum amount permitted by law. Inuvo’s obligations under the Notes are unsecured. The outstanding principal and accrued interest, if any, is payable by Inuvo in full in cash on the maturity date, subject to conversion or acceleration in accordance with the terms of the Notes and the Securities Purchase Agreement. Inuvo has the right to prepay the Notes in an amount equal to the outstanding principal balance and accrued and unpaid interest during the time following the original issue date until the date of prepayment, upon 20 trading days prior written notice to the holders, during which time the holders may convert the Notes in whole or in part.

The initial conversion price of the Notes is $1.08 per share (the “Conversion Price”); provided, however, that if an Event of Default has occurred the Notes will be convertible at the greater of (i) a 15% discount from the average volume weighted average price (“VWAP”) for the 10 trading days immediately prior to the Event of Default, or (ii) the floor price (“Floor Price”) of $0.44 per share (the “Default Conversion Price”). Assuming no Event of Default is ongoing, the holders of the Notes would receive 1,333,333 unregistered shares of Inuvo’s common stock when converted at $1.08 per share. In the event of any conversion of the Notes, such unregistered shares would be restricted and resale would be subject to Rule 144. The conversion price of the Notes is subject to adjustments upon certain events, including stock splits, stock dividends, subsequent equity transactions (other than specified exempt issuances), subsequent rights offerings, and fundamental transactions. Pursuant to the terms of the Notes, a holder will not have the right to convert any portion of the Notes if the holder (together with its affiliates) would beneficially own in excess of 4.99% of the number of shares of our common stock outstanding immediately after giving effect to such conversion or exercise, as such percentage ownership is determined in accordance with the terms of the Notes; provided that at the election of a holder and with notice to Inuvo, such percentage ownership limitation may be increased or decreased to any other percentage, not to exceed 9.99%; provided that any increase will not be effective until the 61st day after such notice is delivered from the holder to Inuvo.

In addition, if, at any time, for so long as the Notes or any amounts accrued and payable thereunder remain outstanding, Inuvo sells or grants any option to purchase or sell or grants any right to reprice, or otherwise disposes of or issues (or announces any sale, grant or any option to purchase or other disposition), any common stock or common stock equivalents entitling any person to acquire shares of Inuvo’s common stock at an effective price per share that is lower than the Conversion Price then in effect (the “Base Conversion Price” and each such issuance or announcement a “Dilutive Issuance”), then, subject to Inuvo’s right to prepay the Notes the Conversion Price will be immediately reduced to equal the Base Conversion Price, which may not be lower than $0.23 per share. Notwithstanding anything to the contrary therein, pursuant to the Notes, Inuvo may not issue upon conversion of the Notes a number of shares of Inuvo common stock which, when aggregated with any shares of common stock issued on or after the original issue date and prior to such conversion date in connection with the conversion of the Notes which would exceed 6,459,334 shares (the “Issuable Maximum”) which is equal to 19.9% of Inuvo’s issued and outstanding common stock immediately prior to the transaction. In the event of a Dilutive Issuance below the Floor Price: (i) Inuvo may prepay the Notes concurrently with the closing of any such Dilutive Issuance; or (ii) if Inuvo does not prepay the Note, the Base Conversion Price will change as described above.

Upon the closing of the Mergers, the holder may either (i) convert the entire principal amount of the Note, plus all accrued and unpaid interest thereon, if any, into shares of Inuvo’s common stock at the Conversion Price then in effect and receive the same consideration that Inuvo’s other stockholders receive in connection with the Merger; or (ii) receive a payment in cash equal to up to 100% the outstanding principal amount of the Note, plus all accrued and unpaid interest thereon, if any, upon Inuvo effecting the Mergers with the remaining balance of the Note converted into Inuvo merger consideration.

Assuming the Purchasers elect to convert the Notes in full in connection with the Mergers and receive 1,333,333 unregistered shares of Inuvo’s common stock when converted at $1.08 per share, under the Amendment, Inuvo’s exchange ratio would change from 0.18877 shares of New Parent Common Stock for each share of Inuvo common stock for the stock portion of the Inuvo merger consideration to 0.18193 shares of New Parent Common Stock.

If the Mergers, however, are not completed or a change of control does not occur within six months of the issuance of the Notes, each holder has the right to immediately convert any portion of the Note at the greater of (a) a 20% discount from the average VWAP for the 10 trading days prior to giving notice of conversion, or (b) the Floor Price. Should the Mergers fail to close and the note to CPT Investments, LLC is converted into equity of Inuvo, the holders are then permitted to immediately convert any portion of the Note at the Floor Price.

The Notes contain certain customary events of default (including, but not limited to, default in payment of principal or interest thereunder, breaches of covenants, agreements, representations or warranties thereunder, the occurrence of an event of default under certain material contracts of Inuvo, changes in control of Inuvo and the entering or filing of certain monetary judgments against Inuvo). Upon the occurrence of any such event of default, the outstanding principal amount of the Notes, plus liquidated damages, interest and other amounts owing in respect thereof through the date of acceleration, shall become, at the holder’s election, immediately due and payable in cash. Inuvo is also subject to certain customary non-financial covenants under the Notes.

Pursuant to the terms of the Securities Purchase Agreement, for a 30-day period following the date of the Notes, Inuvo agreed not to issue, enter into any agreement to issue or announce the issuance or proposed issuance of any shares of Inuvo’s common stock or common stock equivalents, except for certain exempt issuances or in connection with the Mergers. The Securities Purchase Agreement also contains customary indemnification provisions.

The foregoing descriptions of the terms and conditions of the Securities Purchase Agreement and the Notes are a summary only and are qualified in their entirety by references to the agreements, copies of the forms of which are filed as Exhibits 10.1 and 10.2, respectively, and are incorporated herein by reference.

Cautionary Statement Regarding Forward-Looking Statements

Statements contained or incorporated by reference into this Current Report on Form 8-K that refer to Inuvo’s estimated or anticipated future results, including estimated synergies, or other non-historical expressions of fact are forward-looking statements that reflect Inuvo’s current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “goal,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the acquisition of Inuvo by ConversionPoint, including future financial and operating results, Inuvo’s or ConversionPoint’s plans, objectives, expectations and intentions and the expected timing of completion of the transaction. It is important to note that Inuvo’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Inuvo’s current expectations depending upon a number of factors affecting Inuvo’s business, ConversionPoint’s business and risks associated with acquisition transactions generally. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the Mergers; subsequent integration of the Mergers and the ability to recognize the anticipated synergies and benefits of the Mergers; the ability of New Parent to obtain the required $36 million in financing upon commercially reasonable terms, including risks that the financing values the equity of New Parent less than the estimates of equity valuation set forth herein; the ability to obtain the requisite Inuvo and ConversionPoint stockholder approvals; the risk that a condition to closing of the Mergers may not be satisfied on a timely basis or at all; the failure of the Mergers to close for any other reason; risks relating to the value of the New Parent shares to be issued in the Mergers; risks relating to the ability of New Parent to list its shares on The NASDAQ Capital Market and/or The Toronto Stock Exchange; the anticipated size of the markets and continued demand for Inuvo’s and ConversionPoint’s products; the impact of competitive products and pricing; the risks and uncertainties normally incident to the ecommerce industry; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; changes in generally accepted accounting principles; costs and efforts to defend or enforce intellectual property rights; the loss of key senior management or staff; courts adjudicating ongoing litigation related to the Mergers may disagree with Inuvo’s and ConversionPoint’s position that the ongoing lawsuits are without merit and may make decisions or rulings that impact, delay or prevent the closing of the Mergers, and such other risks and uncertainties detailed in Inuvo’s periodic public filings with the Securities and Exchange Commission, including but not limited to Inuvo’s “Risk Factors” section contained in Inuvo’s Annual Report on Form 10-K for the year ended December 31, 2017 as filed on February 8, 2018, and Form 10-Q filed with the Securities and Exchange Commission on November 7, 2018, and the Form S-4 filed by New Parent with the SEC on December 17, 2018 and from time to time in Inuvo’s other investor communications. Except as expressly required by law, Inuvo disclaims any intent or obligation to update or revise these forward-looking statements to reflect events or circumstances after the date of this press release.

Important Information for Investors and Stockholders

The information contained in this Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This Current Report on Form 8-K is also not a solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise. No offer of securities or solicitation will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. In connection with the proposed acquisition of Inuvo by ConversionPoint, New Parent has filed with the Securities and Exchange Commission a registration statement on Form S-4 that includes a joint proxy statement of ConversionPoint and Inuvo that also constitutes a prospectus of New Parent. The definitive joint proxy statement/prospectus will be delivered to the stockholders of ConversionPoint and Inuvo. INVESTORS AND SECURITY HOLDERS OF CONVERSIONPOINT AND INUVO ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the definitive joint proxy statement/prospectus (when available) and other documents filed with the Securities and Exchange Commission by New Parent through the website maintained by the Securities and Exchange Commission at http://www.sec.gov. Copies of the documents filed with the Securities and Exchange Commission by New Parent will be available free of charge by contacting Wally Ruiz, Chief Financial Officer, Inuvo, Inc., 500 President Clinton Ave., Suite 300, Little Rock, AR 72201, telephone: (501) 205-8397, or Andre Peschong, Chief Strategy Officer, ConversionPoint Technologies, Inc. (andre@conversionpoint.com).

Participants in the Merger Solicitation

ConversionPoint, Inuvo, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the Securities and Exchange Commission, be deemed participants in the solicitation of the ConversionPoint and Inuvo stockholders in connection with the proposed acquisition are set forth in the joint proxy statement/prospectus filed by New Parent with the Securities and Exchange Commission on December 17, 2018. Information about the directors and executive officers of Inuvo is set forth in its proxy statement for its 2018 annual meeting of stockholders, which was filed with the Securities and Exchange Commission on May 4, 2018. Information about the executive officers of ConversionPoint is set forth at www.conversionpoint.com. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus filed with the above-referenced registration statement on Form S-4 and other relevant materials filed and to be filed with the Securities and Exchange Commission when they become available.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INUVO, INC.
Date: March 5, 2019	By:	/s/ John Pisaris
John Pisaris, General Counsel